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------                           U.S. SECURITIES AND EXCHANGE COMMISSION                              ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check box if no                                                                                   Expires:     December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See             or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940
(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
        Vulcan Ventures, Inc.                     Rosetta Inpharmatics, Inc. (RSTA)             Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X  10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
110 110th Avenue NE, Suite 550                    Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)       August 2000          ----        title ---       below)
                 (Street)                                                 ------------------                below)
Bellevue             WA             98004                                 5. If Amendment,
---------------------------------------------  --------------------------    Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5. Amount of Se-    6. Owner-     7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)          curities Benefi-    ship          of In-
                                   Date        Code         (Instr. 3, 4 and 5)         cially Owned at     Form:         direct
                                               (Instr. 8)                               End of Month        Direct        Benefi-
                                  (Month/                                               (Instr. 3 and 4)    (D) or        cial
                                   Day/   ---------------------------------------                           Indirect      Owner-
                                   Year)  Code    V      Amount   (A) or    Price                           (I)           ship
                                                                  (D)                                       (Instr. 4)    (Instr. 4)
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Common Stock                    08/08/00   C            1,000,000  A                                           I     Vulcan Ventures
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Common Stock                    08/08/00   C              740,741  A                                           I     Vulcan Ventures
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Common Stock                    08/08/00   C            1,602,564  A                                           I     Vulcan Ventures
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Common Stock                    08/08/00   X              223,125  A(1)      $0.45                             I     Vulcan Ventures
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Common Stock                    08/08/00   J                7,172  D        $14.00                             I     Vulcan Ventures
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Common Stock                    08/08/00   P              250,000  A        $14.00      3,809,258              I     Vulcan Ventures
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (3-99)

                                                                     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                                                                     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                                                                     UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                    Code  V     (A)     (D)    Date    Expira-    Title     Amount or
                                                                               Exer-   tion                 Number of
                                                                               cisable Date                 Shares
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Series A Preferred Stock      1:1         08/08/00    M             1,000,000                 Common Stock  1,000,000
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Series C Preferred Stock      1:1         08/08/00    M               750,741                 Common Stock    740,741
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Series E Preferred Stock      1:1         08/08/00    M             1,602,564                 Common Stock  1,602,564
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Common Stock Warrant         $0.45        08/08/00    M               215,953  Immed.  08/08/00  Common Stock  215,953    (1)
(Right to Buy)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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    -0-                       I
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    -0-                       I
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    -0-                       I
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    -0-                       I
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                  /s/ WILLIAM D. SAVOY               Sept. 8, 2000
Note: File three copies of this Form, one of which must be manually signed.       -------------------------------    ---------------
  If space provided is insufficient, see Instruction 6 for procedure.             **Signature of Reporting Person    Date


Potential persons who are to respond to the collection of information                                                    Page 2 of 2
contained in this form are not required to respond unless the form                                                   SEC 1474 (7/96)
displays a currently valid OMB Number.

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(1) This warrant was exercised utilizing the net exercise feature.

(2) This warrant was issued in connection with the Company's Series C financing which closed on April 1, 1999.

                            JOINT FILER INFORMATION

Name:                   Vulcan Ventures Incorporated

Address:                110-110th Avenue N.E.
                        Ballevue, WA 98004

Designated Filer:       Paul G. Allen

Issuer & Ticker Symbol: ROSETTA INPHARMATICS, INC. ("RSTA")
Date of Event
Requiring Statement:    September 8, 2000

Signature:              VULCAN VENTURES INCORPORATED

                        By: /s/ WILLIAM D. SAVOY
                          ---------------------------------------
                                William D. Savoy, Vice President